                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the year ended May 31, 2001

                                Soft Care EC Inc.


                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  [X]   Form 40-F
                                 -------          -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No   [X]
                                 -------      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

DESCRIPTION OF FILED INFORMATION:
Press Release Dated June 20, 2001

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SoftCare EC Inc.
(Registrant)

  By: /s/ Martyn Armstrong
      --------------------
      Martyn Armstrong
      President & CEO




Date: 07 September 2001
                e - B u s i n e s s  F o r  A l l  B u s i n e s s







                                     A n n u a l R e p o r t   2 0 0 0 / 2 0 0 1

VISION STATEMENT:

e-business for all business


MISSION STATEMENT:

Our mission is to build SoftCare into a leading provider of Business-to-Business electronic commerce solutions. With our state of the art technology, creative business models, and our strategic alliances, we provide strong value propositions to our customers.


                                     OpenEC

                         Consumer                 Supply Chain
                         to Business              Management
                         Commerce

                                    INTERNET

                    Business to       Electronic       Cash
                    Business          Business      Management
                    Commerce          Analysis

Message from the President...................................................2
B2B Industry Trends..........................................................4
Buy and Sell e-Business Solution.............................................6
PrivateLabelHome Solution....................................................7
Forestry Supply Solution.....................................................7
Management Report............................................................8
Management's Discussion and Analysis of
     Financial Condition and Results of Operations...........................9
Auditors' Report............................................................12
Consolidated Balance Sheets.................................................13
Consolidated Statements of Operations.......................................14
Consolidated Statements of Shareholders' Equity (Deficit)...................15
Consolidated Statements of Cash Flows.......................................16
Notes to the Consolidated Financial Statements..............................17
Corporate Information........................................Inside Back Cover





1                      SoftCare EC Annual Report 2000/2001

                           Message from the President

[picture here]
Martyn Armstrong
President & C.E.O.


Dear Shareholders


The past year has been an eventful year for SoftCare, one that laid a solid foundation for our business models and led to advancements in our software products. Our progress included the launching of three new industry solutions, and developing strong industry partnerships. We have accomplished these achievements through an aggressive, focused approach to business development.

Our industry has experienced significant changes over the past year that provided opportunities for SoftCare to demonstrate its strengths. Creative business models, strong technical knowledge and business process expertise drive success for e-business companies like SoftCare. Our sizable investment in technology development over the last year has positioned our company and our solutions in the e-business market. Moving forward the company is focused on aggressive market and revenue development programs to maximize our return on our technology investment. The good news is that the target market for our technology is now emerging and is projected by industry experts to realize strong growth over the years to come.

Today we focus our solutions on the middle market customer by offering a viable, cost-effective method to help these companies streamline costs and increase sales. Our vision e-business for all business provides for e-solutions for any size business no matter what their level of technical sophistication. We are striving to fulfill this vision by launching our software solutions for the Private Label, Forestry, and Food Industries along with our e-Buying and e-Selling solutions to general business. These solutions e-enable all transactions in the supply chain, from building products to the sourcing, buying and selling of goods, to the placing, filling and analyzing of orders. These subscription fee based solutions are provided on a hosted basis run by our Application Service Provider (ASP) partners. We also offer flexibility to our prospective clients by providing the more traditional option to purchase our software for hosting at their location.

Highlights for the year were:

o Our PrivateLableHome.com site launched in May 2001 provides an online centre for collaboration, and project management for grocery retailers managing their private label new product development. The service creates benefits for the industry by reducing the time and cost of developing in-store brands that provide retailers with increased margins and strengthen customer loyalty.



2                      SoftCare EC Annual Report 2000/2001

o Our Forestry Supply Chain initiative to provide a hosted procurement solution for forestry companies is gaining both customer and industry support. Our highly compelling business case has demonstrated that forestry companies can save millions of dollars and benefit from cost efficient management of their MRO (maintenance, repair and operation) purchases.

o Late in the year we also completed the development of our Buy and Sell e-business software solution for supply chain companies of any size. The software runs as a portal to bring all buying and selling of supply chain goods online. Companies can bring all of their trading partners together to maximize selling channels and reduce costs of procurement. SoftCare will be launching this solution in the Food and Grocery industries this coming year. Our solution can reduce the paper transaction processing cost by up to 80% for grocery retailers and sales agencies.

We will continue to attract industry leaders in partnerships that can improve and strengthen both our technology and our sales and marketing channels. This focus will help us produce a strong recurring revenue stream. Our partnering programs bring our strength in technology and e-business vision to a partner's specific market. These relationships can expand both our vertical and geographic market penetration.

SoftCare has implemented a fiscal restraint policy to preserve our capital. We believe that our long-term business initiatives have substantial revenue potential. We are also emphasizing short-term initiatives that will generate additional revenue. The management team is committed to develop both short- and long-term initiatives through the next fiscal year. The focus of this commitment will be on generating revenue from our portal services, as well as increasing software licensing revenues through relationships with channel partners.

The company is continuing to recruit seasoned board and executive members who will assist the company to reach its business and revenue development goals. In May of this year, we were pleased to announce that Mr. Roy Davidson Trivett, P. Eng, had been appointed to the Board of Directors. Mr. Trivett brings to the Board a wealth of experience comprised of entrepreneurial success and a strong technical expertise.

We are enthusiastic about the promising prospects to broaden our business and revenue opportunities and look forward to your continued support of SoftCare moving forward.


                                   Sincerely,


                                   /s/ Martyn Armstrong
                                   Martyn Armstrong
                                   President & CEO


3                      SoftCare EC Annual Report 2000/2001

                              B2B Industry Trends

[picture here]
Wayne Zielke C.A.
Chief Financial Officer



A new survey has found that Canadian executives have such enthusiasm for e-business that neither a disappointing rate of investment returns, nor a dodgy economy has tempered their zeal. The report, released by Toronto consulting firm Accenture, found more than three-quarters of the 300 officials surveyed are "actively pursuing" an e-business strategy. This represents an increase of 15 per cent over the results of a similar Accenture study performed in 1999.

According to IDC, the industry's foremost technology market intelligence and advisory firm, "The Internet economy is alive and well." While this is a view that is contrary to the doom and gloom of today's news, IDC's worldwide research and expert analysis of the market forces, trends, and e-business spending forecasts, tells a different story, one of a $5.3 trillion impact on the worldwide economy by 2005.

While acknowledging the volatility in the market, IDC sees continued investment in Internet-related spending. "The burst of the dot-com bubble signals the beginning of a long evolution in the worldwide economy, but it's certainly not the end of the Internet economy," said Gigi Wang, IDC's senior Vice President of Communications and Internet research. "Although the effects of the market changes are obvious, the underlying dynamics show that dramatic growth in e-business investment and returns will continue."

4                     SoftCare EC Annual Report 2000/2001

The Aberdeen Group, a leading IT market analysis and positioning services firm, counters industry predictions of business-to-business (B2B) e-Commerce failure, with validation of real benefits that have been recognized by enterprise users of Internet-based procurement automation (e-Procurement) technologies.

"In an attempt to recover from their previous predictions for the growth of Internet-based B2B transactions, certain industry prognosticators have recently issued statements damning e-Procurement," said Tim Minahan, director of supply chain management research at Aberdeen. "The transaction focus of such predictions, overlooked what is truly important to businesses: process improvements, and cost benefits. Aberdeen research finds that e- Procurement is delivering real benefits in both these areas. Specifically, our research finds that enterprises using e-Procurement technologies are recognizing enhanced supply chain visibility and management, greater process efficiencies, and improved cost control."

Aberdeen research has identified benefits in the following areas:

o E-PROCUREMENT: Internet-based technologies to automate the acquisition and management of goods and services. Some of the benefits that companies have recognized through the use of e-Procurement technologies include a 73% reduction in transaction costs, a 70% to 80% reduction in purchase order processing cycles, and a 5% to 10% reduction in prices paid. Based on these findings, Aberdeen estimates that an average mid- sized organization can expect to save almost $2 million per year through the use of e-Procurement technologies.

o e-Sourcing: Web-based technologies designed to support the identification, evaluation, negotiation, and configuration of products, suppliers, and services. Some of the benefits companies have realized through the use of e-Sourcing technologies include a 25% to 30% reduction in sourcing cycles, a 5% to 20% reduction in prices paid, and 10% to 15% faster time-tomarket cycles. Based on these findings, Aberdeen estimates, that U.S. businesses could recognize $690 billion in savings through the adoption of e-Sourcing technologies.


5                      SoftCare EC Annual Report 2000/2001

                                  Buy and Sell
                              e-Business Solution


[picture here]
Ernie Mangulins, VP Sales & Marketing
Martyn Armstrong, President & CEO,
Sted Chen, VP Engineering


SoftCare identified the need to streamline and automate the e-transfer of product information between buyers and sellers. To fulfill this need, we developed an innovative solution allowing businesses to create dynamic Internet trading communities centered on the buying and selling of supply chain goods. This solution provides maximum value for large EDI hubs and medium sized businesses that have made large EDI investments, but do not have all their trading partners on-line. No matter what their position is in the supply chain, buyer or seller, this solution can bring 100% of customers and vendors online. This is the company's horizontal e-business supply chain solution that fits a wide range of general business-to-business buying, selling and B2B catalogue needs. It is available as an ASP offering or as a software license to those companies that develop e-business solutions.


6                      SoftCare EC Annual Report 2000/2001

                          Private Lable Home Solution


We are proud to say PrivateLabelHome.com is the first to market e-commerce platform targeting the specific needs of grocery private label product development. Private Label products are the fastest growing segment of grocery retailing with a projected rate of growth of over 20% per year. Sales of Private Label store brands grew by more than $1.2 billion US in 2000. Overall, Private Label store brands accounted for $47.3 billion US in sales in supermarkets, drug stores and mass merchandisers. Retailers enjoy a higher margin and gain buyer brand loyalty to their in-store brands. The PrivateLabelHome.com site operates as an industry portal for the specific purpose of collaboration and project management. It supports the development of private label products between grocery retailers, manufacturers and their suppliers. The compelling reason for retailers, and their private label manufactures to use the site is to bring these higher margin, customer loyal products to market faster.

                            Forestry Supply Solution

SoftCare is leveraging the power of the Internet to create a B2B e-commerce portal for the procurement needs of British Columbia's forest sector. The results of our initial pilot business analysis have confirmed substantial industry savings possible utilizing our Forestry Maintenance Repair and Operations (MRO) Procurement solution. This solution lowers the cost of buying goods, parts and services to keep a forestry company's mills running. The forestry company's savings are in inventory reductions, consolidated purchasing, order/invoicing/receiving, processing efficiencies and improved supplier relationships. The solution is available as an ASP Portal configured for each forestry company with shared industry supplier catalogues, or as a software license model for installation at a specific forestry company location. While initially targeting the B.C. forest sector, the portal will be designed to meet the needs of forest companies worldwide.


7                      SoftCare EC Annual Report 2000/2001

Management Report
July 20, 2001


The management of SoftCare EC.Com, Inc. is responsible for the accompanying consolidated financial statements and other information included in the annual report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles using the best estimates and judgements of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

Management is also responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the Board of Directors meets periodically with management and the Company's independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee reviews the annual consolidated financial statements and annually recommends to the Board of Directors the appointment of the independent auditors.



/s/ Martyn Armstrong                         /s/ Wayne Zielke
Martyn Armstrong                             Wayne Zielke, C.A.
President and CEO                            CFO



8                      SoftCare EC Annual Report 2000/2001

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS




The following discussion relates to the financial condition, changes in financial condition, and results of operations of SoftCare EC.Com, Inc., and its subsidiaries SoftCare EC, Inc. (formerly SoftCare Electronic Commerce Inc.), SCEC Holdings Ltd., SCC Holdings Ltd. and SoftCare Electronic Commerce (U.S.A.) Inc. For the years ended May 31, 2001, and 2000. SoftCare EC.Com, Inc., its wholly owned subsidiary SoftCare EC, Inc., and its wholly owned subsidiaries SCC Holdings Ltd., SCEC Holdings Ltd. and SoftCare Electronic Commerce (U.S.A.) Inc. are collectively referred to as "SoftCare". The discussion should be read in conjunction with the financial statements of SoftCare and related notes included therein.

OVERVIEW

SoftCare is poised to be a leading business-to-business electronic commerce platform provider. SoftCare has a strong history in the provision of software, which enables business- to-business electronic commerce. The operating company, SoftCare EC, Inc. (formerly SoftCare Electronic Commerce Inc.) was founded in 1989 and developed software to facilitate business-to-business electronic exchange of documents. SoftCare's first product, Tradelink, has been recognized as a leader in the electronic data interchange ("EDI") market. In the late 1990's management recognized the potential for the expansion of business-to-business transactions through the use of the internet. As a result, the company embarked on the development of an internet based business-to-business electronic commerce platform in 1997. Since that time the company's new OpenEC business-to-business electronic commerce platform has been under continuous development, in conducting research and developing the initial and subsequent versions of the OpenEC platform. In June of 1999, the first version of OpenEC was installed and we began selling the OpenEC platform and related services. We currently market both OpenEC and Tradelink primarily in the United States and Canada through our direct sales force and to a lesser extent through indirect sales channels. The OpenEC platform, along with management's approach of creating strong value propositions for its target market, has recently been well received in the market enabling the company to compete successfully against its major U.S. competitors.

The OpenEC product is SoftCare's primary product focus. SoftCare has developed and continues to develop certain applications to support its OpenEC platform. While SoftCare may develop these applications there can be no assurance that such products, once completed, will meet customer requirements, overall market requirements, or that the products will perform in a satisfactory manner.

FINANCIAL POSITION

As at May 31, 2001 and 2000

The year ended May 31, 2001 was a positive year in the company's history in terms of developing OpenEC, establishing partnerships and positioning the company's software in the market place. This, coupled with the completion of the company's public financings in the prior year, resulted in the company ending the year in a positive cash position.

During the year ended May 31, 2001, SoftCare issued 138,889 Special Warrants for net proceeds of $100,000. This financing was conducted as non-broker-assisted private placement. Agents' Warrants totaling 138,600 were issued during the year for proceeds of $170,400. No Stock Options were exercised during the year. These activities resulted in total net proceeds to SoftCare of $270,400 for the year ended May 31, 2001.

9                     SoftCare EC Annual Report 2000/2001

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS


As of May 31, 2001, SoftCare had $3,099,800 in cash and cash equivalents, compared with $2,447,172 as of May 31, 2000. SoftCare's working capital at the end of the year was $2,804,889 compared with working capital of $7,300,665 as at May 31, 2000. There were no short-term investments at May 31, 2001. Short-term investments at May 31, 2000 were $5,046,288 (including cash held in escrow). Capital assets, which represent net book value of computer and testing equipment, computer software, office equipment, office furniture, display booths, and leasehold improvements were $311,322 at May 31, 2001 compared with $229,947 as at May 31, 2000. SoftCare has a $250,000 revolving credit facility with Scotia Bank, of which none was advanced at the end of the year.

RESULTS OF OPERATIONS

SoftCare generated revenue through software sales, consulting services, training services, and maintenance fees. Product sales were derived through two alternative fee structures: licensing fees and software royalties. Service and maintenance contracts are generally entered into at the time a product sale is completed.

YEARS ENDED MAY 31, 2001 AND 2000

Revenue for the year ended May 31, 2001 was $460,297, compared with $547,317 for the year ended May 31, 2000. The decrease in revenue is primarily due to a change in its sales efforts from SoftCare's existing products towards its new OpenEC product, which commenced in June 1999.

SoftCare has found that the North American market for business-to-business electronic commerce platforms and services is changing rapidly but that significant real opportunities, which will produce significant transaction volumes, are still at an early stage of development. SoftCare's ultimate success depends upon substantial organizations buying and implementing the OpenEC platform and related services. The implementation of the OpenEC platform by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practices and conduct business in new ways. SoftCare's ability to attract customers for OpenEC requires a significant amount of consultation and collaboration with the potential customers during the sales process. These factors lead to long closing cycles but also result in stable long term relationships, which produce recurring revenue streams for the company.

Salaries and wages for the year ended May 31, 2001 were $2,830,657 compared with $1,821,014 for the year ended May 31, 2000. The increase was due to SoftCare's increased research and development efforts to complete the initial OpenEC platform and due to expanded marketing and sales efforts.

Other compensation in the amount of $839,073, relates to the estimated fair value of deferred stock compensation and options granted to employees of SoftCare as consideration for services rendered during the year ended May 31, 2001. For the year ended May 31, 2000 other compensation in the amount of $861,533 relates to the estimated fair value of options granted to employees prior to and in anticipation of the reverse take-over transaction in which options to acquire 1,000,006 common shares of SoftCare, valued at $1,280,000, were granted to employees. These options were exercised on the reverse take-over date for cash proceeds of $247. This resulted in a charge to income equal to the excess value of Common shares over cash received of $1,279,753 which was recorded in fiscal 2000 ($861,533) and fiscal 1999 ($418,220).

10                    SoftCare EC Annual Report 2000/2001

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS


Selling expenses for the year ended May 31, 2001 were $110,694 compared with $112,396 for the year ended May 31, 2000, demonstrating an overall reduction in SoftCare's selling expenses. The decrease reflects SoftCare's reduced sales efforts for its older TradeLink EDI product set, as it focused on completing the development of its initial OpenEC product set.

General and administrative expenses for the year ended May 31, 2001 were $2,381,516 compared with $1,659,791 for the year ended May 31, 2000. The increase was primarily due to the increased cost of travel, sales consulting services, and premises costs incurred as a result of the expansion of operations subsequent to the closing of the company's last financing late in the 2000 fiscal year.

Depreciation and amortization expenses for the year ended May 31, 2001 were $126,577 compared with $113,089 for the year ended May 31, 2000. The increase reflects SoftCare's continuous upgrading of its computer hardware, software, related equipment and leasehold improvements.

Loss on disposal of subsidiary for the year ended May 31, 2001 amounting to $89,672, represents a write-off of the net book value of FMG's net assets. On September 22, 2000, management with board approval, approved a formal plan to commence termination of the FMG acquisition as a result of material inconsistencies and omissions in claims and disclosures made by the sellers of FMG and two principals of FMG (see note 3 to the financial statements).

SoftCare also terminated its employment of the two principals of FMG in July 2000. The principals of FMG allege breach of its employment agreements threatening legal action and have made other claims against SoftCare. SoftCare believes the claims are without merit and intends to defend such claims vigorously.

LIQUIDITY AND CAPITAL RESOURCES

Because SoftCare has experienced negative cash flow from operations it has had to rely on debt and equity financing for cash required for operations. SoftCare's ability to achieve profitability and positive cash flow from operations has been dependent upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks. To date SoftCare has been able to achieve certain milestones in its efforts to combat these dependant factors including the registration of its trademark OpenEC, continued innovation from research, development, building contacts and alliances with potential strategic corporate partners.

As of May 31, 2001, SoftCare had $3,099,800 in cash and cash equivalents. This, including other current assets, brought SoftCare's total working capital to $2,804,889. SoftCare believes that existing cash and other working capital will be sufficient to carry out operations at least during the next twelve months. SoftCare's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic, corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over the product names and trademarks.

11                    SoftCare EC Annual Report 2000/2001

AUDITORS' REPORT

To the Shareholders of
Softcare EC.Com, Inc.

We have audited the consolidated balance sheets of Softcare EC.Com, Inc. as at May 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, after giving retroactive effect to the change in the method of accounting for earnings per share as explained in note 22 to the consolidated financial statements, these principles have been applied on a consistent basis.


/s/ Ernst & Young LLP


Vancouver, Canada,
July 20, 2001.                               Chartered Accountants


12                    SoftCare EC Annual Report 2000/2001


Softcare EC.Com, Inc.
Incorporated under the laws of British Columbia
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
As at May 31

                                                                    2001           2000
                                                                     $               $
-------------------------------------------------------------------------------------------
ASSETS [note 12]
CURRENT
Cash and cash equivalents                                         3,099,800      2,447,172
Cash held in escrow [note 5]                                              -      2,049,779
Accounts receivable, less allowance for doubtful accounts of
   $93,608 and $41,687, respectively [note 6]                       121,594        202,675
Short-term investments [note 7]                                           -      2,996,509
Prepaid expenses and other                                           88,669        152,585
Work in progress [note 8]                                                 -         57,571
-------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                              3,310,063      7,906,291
-------------------------------------------------------------------------------------------

Capital assets [note 9]                                             311,323        229,947
Goodwill, net of amortization of $769 in 2000 [note 3]                    -         42,301
-------------------------------------------------------------------------------------------
TOTAL ASSETS                                                      3,621,386      8,178,539
===========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness [note 10]                                               -         13,241
Accounts payable and accrued liabilities [notes 11 and 19]          275,096        336,994
Current portion of long-term debt [note 12]                               -         36,850
Current portion of obligations under capital leases [note 13]        88,014         30,397
Current portion of subsidiary redeemable
  Class A preference shares [note 14]                                30,000         30,000
Deferred revenue                                                    112,064        158,142
-------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                           505,174        605,624
-------------------------------------------------------------------------------------------
Obligations under capital leases [note 13]                           62,348         32,073
Subsidiary redeemable Class A preference shares [note 14]            42,500         72,500
-------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                   610,022        710,197
-------------------------------------------------------------------------------------------
Commitments and contingencies [notes 1, 3 and 17]

SHAREHOLDERS' EQUITY
Common stock [note 16]                                           15,710,538     10,452,670
Special warrants [note 15]                                          100,000      5,087,468
Additional paid-in capital                                          550,055              -
Unearned employee stock bonus plan [note 16]                       (990,957)    (1,279,975)
Deficit                                                         (12,358,272)    (6,791,821)
-------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                        3,011,364      7,468,342
-------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        3,621,386      8,178,539
===========================================================================================


See accompanying notes


On behalf of the Board:

/s/ Martyn Armstrong                         /s/ Wayne Zielke
Martyn Armstrong, Director                   Wayne Zielke, Director


13                    SoftCare EC Annual Report 2000/2001

Softcare EC.Com, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)
For the year ended May 31

                                                            2001          2000
                                                              $             $
---------------------------------------------------------------------------------
REVENUE
Software sales                                             197,541       348,537
Consulting services                                         80,286        13,278
Training services                                            5,231        11,907
Maintenance fees                                           177,239       173,595
---------------------------------------------------------------------------------
Total revenues                                             460,297       547,317
---------------------------------------------------------------------------------

EXPENSES
Salaries and wages                                       2,830,657     1,821,014
Stock based compensation [note 16]                         839,073       861,533
Selling expenses                                           110,694       112,396
General and administrative expenses [notes 17 and 19]    2,318,516     1,659,791
Depreciation and amortization                              126,577       113,089
---------------------------------------------------------------------------------
                                                         6,225,517     4,567,823
---------------------------------------------------------------------------------
Operating (loss) for the year                           (5,765,220)   (4,020,506)
OTHER INCOME (EXPENSE)
Interest income                                            308,848       179,533
Interest expense - long-term                               (20,407)      (26,488)
Loss on disposal of subsidiary [note 3]                    (89,672)            -
---------------------------------------------------------------------------------
Total other income                                         198,769       153,045
---------------------------------------------------------------------------------
LOSS FOR THE YEAR                                       (5,566,451)   (3,867,461)
=================================================================================
BASIC AND DILUTED (LOSS) PER SHARE [notes 4 and 22]          (0.35)        (0.41)
=================================================================================

See accompanying notes


14                    SoftCare EC Annual Report 2000/2001

Softcare EC.Com, Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
(Expressed in Canadian dollars)
For the year ended May 31

                                                                        COMMON STOCK               SPECIAL WARRANTS      ADDITIONAL
                                                                --------------------------  ---------------------------    PAID-IN
                                                                  SHARES         AMOUNT        SHARES          AMOUNT      CAPITAL
                                                                     #              $            #                $           $
------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1999                                                     -             -     9,999,994      3,321,604    1,279,753
Deemed Special Warrants issued for services
  pursuant to exercise of options [note 16]                               -             -     1,000,006      1,280,000   (1,279,753)
Amortization of deferred stock compensation [note 16]                     -             -             -              -            -
Adjustments to effect June 18, 1999 reverse takeover
  accounting value1 attributed to the share capital of
  EC.com, net of costs of$199,600                                 1,391,428       960,316             -              -            -
Special Warrants issued for services rendered [note 15]                   -             -        51,666              -            -
Special Warrants issued in private placement,
  net of costs of $280,000 [note 15]                                      -             -     2,000,000      2,720,000            -
Shares issued pursuant to exercise of stock options [note 16]        33,334        54,200             -              -            -
Shares issued on exercise of Special Warrants                    13,051,666     7,321,604   (13,051,666)    (7,321,604)           -
Shares issued on exercise of Agents' Warrants                        82,700       124,050             -              -            -
Shares issued on exercise of Share Purchase Warrants                797,000     1,992,500             -              -            -
Special Warrants issued in private placement,
  net of costs of $518,782 [note 15]                                      -             -     1,495,000      5,087,468            -
Loss for the year                                                         -             -             -              -            -
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                            15,356,128    10,452,670     1,495,000      5,087,468            -
Shares issued on exercise of Special Warrants [note 15]           1,495,000     5,087,468    (1,495,000)    (5,087,468)           -
Shares issued on exercise of Agents' Warrants [note 15]             138,600       170,400             -              -            -
Special Warrants issued in private placement [note 15]                    -             -       138,889        100,000            -
Stock based compensation [note 16]                                        -             -             -              -      332,800
Adjustment of employee stock bonus plan [note 16]                         -             -             -              -      217,255
Loss for the year                                                         -             -             -              -            -
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                                            16,989,728    15,710,538       138,889        100,000      550,055
====================================================================================================================================

continued below


                                                                   DEFERRED      UNEARNED                      TOTAL
                                                                     STOCK    EMPLOYEE STOCK                STOCKHOLDERS'
                                                                 COMPENSATION  BONUS PLAN       DEFICIT   EQUITY (DEFICIT)
                                                                       $            $              $                $
                                                              ----------------------------------------------------------
Balance, May 31, 1999                                             (861,533)    (1,279,975)    (2,924,360)      (464,511)
Deemed Special Warrants issued for services
  pursuant to exercise of options [note 16]                              -              -              -            247
Amortization of deferred stock compensation [note 16]              861,533              -              -        861,533
Adjustments to effect June 18, 1999 reverse takeover
  accounting value1 attributed to the share capital of
  EC.com, net of costs of$199,600                                        -              -              -        960,316
Special Warrants issued for services rendered [note 15]                  -              -              -              -
Special Warrants issued in private placement,
  net of costs of $280,000 [note 15]                                     -              -              -      2,720,000
Shares issued pursuant to exercise of stock options [note 16]            -              -              -         54,200
Shares issued on exercise of Special Warrants                            -              -              -              -
Shares issued on exercise of Agents' Warrants                            -              -              -        124,050
Shares issued on exercise of Share Purchase Warrants                     -              -              -      1,992,500
Special Warrants issued in private placement,
  net of costs of $518,782 [note 15]                                     -              -              -      5,087,468
Loss for the year                                                        -              -     (3,867,461)    (3,867,461)
------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                                    -     (1,279,975)    (6,791,821)     7,468,342
Shares issued on exercise of Special Warrants [note 15]                  -              -              -              -
Shares issued on exercise of Agents' Warrants [note 15]                  -              -              -        170,400
Special Warrants issued in private placement [note 15]                   -              -              -        100,000
Stock based compensation [note 16]                                       -              -              -        332,800
Adjustment of employee stock bonus plan [note 16]                        -        289,018              -        506,273
Loss for the year                                                        -              -     (5,566,451)    (5,566,451)
------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                                                    -       (990,957)   (12,358,272)     3,011,364
========================================================================================================================





See accompanying notes

15                    SoftCare EC Annual Report 2000/2001

Softcare EC.Com, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
For the year ended May 31

                                                                  2001           2000
                                                                    $              $
-----------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the year                                               (5,566,451)   (3,867,461)
Items not affecting cash:
  Depreciation and amortization                                    126,577       113,089
  Provision for doubtful accounts                                   60,959        41,323
  Stock based compensation                                         839,073       861,533
  Special Warrants issued for services rendered                          -        66,132
  Loss on disposal of subsidiary                                    89,672             -
Changes in non-cash working capital:
  Accounts receivable                                                4,791        31,869
  Prepaid expenses and other                                        63,916      (139,213)
  Investment tax credits receivable                                      -        50,231
  Work in progress                                                  57,571       (57,571)
  Accounts payable and accrued liabilities                         (58,636)     (148,982)
  Deferred revenue                                                 (46,078)       67,027
-----------------------------------------------------------------------------------------
CASH (USED IN) OPERATING ACTIVITIES                             (4,428,606)   (2,982,023)
-----------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                        (255,294)     (107,306)
Cash acquired in reverse takeover                                        -        73,102
Issuance costs paid in reverse takeover                                  -       (22,956)
Cash paid in FMG acquisition, net of cash received                       -       (13,528)
Cash received from shareholder                                           -       448,517
Advances from proposed acquiror                                          -       250,000
Sale (purchase) of short-term investments                        2,996,509    (2,996,509)
-----------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                  2,741,215    (2,368,680)
-----------------------------------------------------------------------------------------

FINANCING ACTIVITIES
(Decrease) in bank indebtedness                                     (1,202)     (155,832)
Redemption of subsidiary redeemable Class A preference shares      (30,000)      (30,000)
Repayment of long-term debt                                        (36,850)      (40,200)
Increase in (repayment of) obligations under capital leases         87,892       (46,416)
Special Warrants issued in private placement                       100,000     7,807,468
Common stock issued on exercise of stock options                         -        54,447
Common stock issued on exercise of Agents' Warrants                170,400       124,050
Common stock issued on exercise of Share Purchase Warrants               -     1,992,500
Decrease (increase) in cash held in escrow                       2,049,779    (2,049,779)
-----------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                            2,340,019     7,656,238
-----------------------------------------------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                              652,628     2,305,535
Cash and cash equivalents, beginning of period                   2,447,172       141,637
-----------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                         3,099,800     2,447,172
=========================================================================================

SUPPLEMENTAL DISCLOSURE
Interest paid                                                       20,407        26,488
=========================================================================================


See accompanying notes


16                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000


1.   NATURE OF OPERATIONS

     Softcare EC.Com, Inc. ("The Company") was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. The Company changed its name from International Savannah Ventures Ltd. to Softcare EC.Com, Inc. ("EC.com") on June 10, 1999 prior to the reverse takeover as described in note 2.

     The Company and its subsidiary companies develop and market Electronic Data Interchange ("EDI") software primarily to retailers, financial and public institutions, utility companies, pharmaceutical companies and wholesalers across Canada, the United States and Asia. The Company and its subsidiary companies also develop and market e-commerce software, providing software through internet portals and by licenses, as well as providing consulting and support services to both domestic and international markets.

     The Company has experienced operating losses and negative cash flows from operations and has had to rely primarily on debt and equity financing for cash required for operations. The Company's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks.

     As at May 31, 2001, the Company had $3,099,800 [2000 - $2,447,172] in cash and cash equivalents, no cash held in escrow [2000 - $2,049,779] and no short-term investments [2000 - $2,996,509]. The Company had working capital of $2,804,889 at May 31, 2001 [2000 - $7,300,667]. The Company believes that existing cash and other working capital will be sufficient to carry out operations for at least the next twelve months.

2.   REVERSE TAKEOVER

     On June 18, 1999, EC.com completed an agreement with the shareholders of SoftCare Electronic Commerce Inc. ("SoftCare") pursuant to which EC.com issued 11,000,000 Special Warrants to acquire all of the issued and outstanding common shares of SoftCare. At the date of acquisition, EC.com was substantially inactive. As a result of the acquisition, the former shareholders of SoftCare acquired 88.8 percent of the Company as a group. SoftCare is considered the accounting acquirer for financial statement purposes. In conjunction with this transaction, SoftCare changed its fiscal year-end from December 31 to May 31 and EC.com changed its year-end from March 31 to May 31.

     The acquisition has been accounted for as a reverse takeover using the purchase method, and accordingly, for financial statement reporting purposes, the net assets of SoftCare have been included in the consolidated balance sheet at book values, and the net assets of EC.com have been recorded at fair market value at the date of acquisition. The historical shareholders' equity gives effect to the shares issuable to the shareholders of SoftCare upon exercise of the 11,000,000 Special Warrants. The results of EC.com are included in the consolidated statements of operations from the date of acquisition, June 18, 1999.

     The cost of the acquisition is the estimated fair market value of the net assets of EC.com acquired on June 18, 1999 and consists of:

                                                                         $
     ---------------------------------------------------------------------------
     Cash and cash equivalents                                        73,102
     Shareholder receivable                                          448,517
     Prepaid expenses and other                                      242,776
     Cash advances to SoftCare                                       500,000
     Accounts payable and accrued liabilities                       (104,479)
     ---------------------------------------------------------------------------
     TOTAL ACQUISITION COST                                        1,159,916
     ===========================================================================

     The reverse takeover was approved by the Vancouver Stock Exchange (now known as the Canadian Venture Exchange) on June 18, 1999.


17                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000


     Pursuant to the reverse takeover [note 2], EC.com agreed to provide a bridge loan to SoftCare amounting to $500,000, of which $250,000 was advanced at May 31, 1999. The loan was secured by a convertible promissory note bearing interest at the Royal Bank of Canada prime lending rate plus 2% per annum and was to be repaid on or before July 10, 1999. On completion of the reverse takeover, the Company transferred this loan to its intercompany payable account, which was eliminated in consolidation at May 31, 2000.

3.   BUSINESS COMBINATION

     Effective April 10, 2000, the Company acquired a 100% interest in the issued and outstanding common shares of Financial Management Group LLC ("FMG"), for net cash consideration of $13,528 net of cash acquired. Under the original terms of the agreement, the Company was to issue 100,000 common shares as additional consideration for the acquisition of FMG. The Company was also required to issue 200,000 common shares upon achieving certain milestones, as described in the agreement. The Company also entered into Business Protection Agreements and two year employment agreements with the two principals of FMG. The Company, upon acquisition of FMG commenced work on a credit counseling Internet portal, designed to supercede FMG's software product, which the Company intended to market to FMG's customers and to others in the credit counseling industry. The Company controlled the strategic, operating, financing and investing activities of FMG since its acquisition.

     The Company accounted for the acquisition of FMG on April 10, 2000 using the purchase method of accounting. The cash consideration of $20,383, net of cash on hand in FMG of $6,855, amounting to $13,528 was paid to the sellers of FMG on April 10, 2000.

     The fair values of the identifiable assets and liabilities acquired on April 10, 2000 are as follows:

                                                                        $
     --------------------------------------------------------------------------
     Cash and cash equivalents                                       6,855
     Accounts receivable                                            23,491
     Prepaid expenses and other                                      3,292
     Capital assets                                                 56,017
     Bank indebtedness                                             (14,073)
     Accounts payable and accrued liabilities                      (98,269)
     --------------------------------------------------------------------------
     Net liabilities acquired                                      (22,687)
     Goodwill                                                       43,070
     --------------------------------------------------------------------------
     TOTAL ACQUISITION COST                                         20,383
     ==========================================================================

     The results of operations of FMG are included in the consolidated statement of operations from the date of acquisition, April 10, 2000 to September 22, 2000.

     In July 2000, the Company discovered material inconsistencies and omissions in claims and disclosures made by the sellers of FMG and the two principals of FMG. The inconsistencies and omissions relate to claims and legal actions pending by and against FMG and certain other matters relating to the ownership of the software purportedly owned by FMG.

     Customary closing procedures, including regulatory approval of this transaction was required and was never obtained due to the discovery of the material inconsistencies and omissions noted above. The Company terminated the agreement and the share consideration was not issued.

     On September 22, 2000, Management with board approval determined that the material inconsistencies and omissions could not be resolved and approved a formal plan to commence the termination of the acquisition. The termination has been recorded as a disposition of a subsidiary as at September 22, 2000 and resulted in a write-off of the net book value of FMG's net assets amounting to $89,672. In October 2000, the Company sent a notice of default under the acquisition agreement to the sellers of FMG and terminated the acquisition agreement in November 2000.

18                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000


     The Company also terminated its employment of the two principals of FMG in July 2000 with cause. In September 2000, the principals of FMG notified the Company in writing alleging breach of its employment agreements, threatening legal action and alleging potential damages, which if proven, may be materials. Following the Company's notice of default under the Acquisition agreement issued in October 2000, and press release issued by the Company in connection with these matters, the principals of FMG wrote the Company alleging additional claims for defamation and negligent and intentional interference with prospective economic damage. No formal actions have been filed at this time by the principals of FMG against the Company. The Company believes the claims are without merit and intends to defend such claims or actions vigorously. The outcome of these matters cannot be predicted at this time with certainty. Accordingly, no provision has been recorded in the accompanying consolidated financial statements. If the Company is obliged to settle a claim the resulting loss, if any, will be charged against earnings in the year incurred.

4.   SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 21. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

     PRINCIPLES OF CONSOLIDATION
     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SoftCare (a Canadian company), and SoftCare's wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). All significant intercompany balances and transactions have been eliminated on consolidation.

     TRANSLATION OF FOREIGN CURRENCIES
     The Company follows the temporal method of accounting for the translation of integrated foreign subsidiary operations. Monetary assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated at exchange rates in effect when the assets are acquired or obligations incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses resulting from these translations are reflected in the consolidated statement of operations.

     SHORT-TERM INVESTMENTS
     Short-term investments are typically held to maturity and are carried at amortized cost. Short-term investments consist of investments in term deposits with an original maturity of more than three months.

     CASH AND CASH EQUIVALENTS
     The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

     LEASES
     Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

19                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000

     CAPITAL ASSETS
     Capital assets are stated at cost less accumulated depreciation. Capital assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, at the following annual rates:

     Computer and testing equipment                                        30%
     Computer software                                                    100%
     Office equipment                                                      20%
     Office furniture                                                      20%
     Display booths                                                        30%
     Leasehold improvements                    Lesser of the term of the lease
                                                    or the remaining estimated
                                                      useful life of the asset

     Computer equipment acquired under capital leases is depreciated on a straight-line basis over the lesser of the term of the lease or the remaining estimated economic life of approximately three years.

     SOFTWARE DEVELOPMENT COSTS
     Software development costs are charged to expense as incurred unless the development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any software development costs to date.

     IMPAIRMENT OF LONG-LIVED ASSETS
     The Company monitors the recoverability of long-lived assets, including capital assets and goodwill, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their net recoverable amount using undiscounted cash flows, in the period when it is likely that the carrying amount of the asset will not be recovered.

     REVENUE RECOGNITION
     A software supply arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the thirdparty sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training services revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

     ADVERTISING EXPENSE
     Advertising costs are charged to expense as incurred. Advertising expense for the year ended May 31, 2001 amounted to approximately $26,749 [2000 - $17,400].

     INCOME TAXES
     The company utilizes the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

20                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000


     STOCK BASED COMPENSATION
     The Company has granted stock options which are described in note 16. The Company accounts for employee stock-based compensation arrangements using the intrinsic value method, whereby compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. Any consideration paid by the option holders on the exercise of stock options is credited to common stock. The Company accounts for stock-based compensation arrangements to non-employees using the fair value method and the Black Scholes model.

     EMPLOYEE STOCK BONUS PLAN
     Equity instruments contributed to the Employee Stock Bonus Plan ("Plan") by the Company are recorded at their estimated fair value at the date of their contribution and are recorded as a credit in shareholders' equity. A contra equity account is recognized until allocations to participants are made and compensation expense is recognized.

     Compensation expense is measured using the intrinsic value method and is recorded in the period when it is likely that performance criteria will be met and/or the equity instruments allocated to participants will be released.

     INCOME (LOSS) PER SHARE

     Generally accepted accounting principles applicable to reverse takeovers require that the income (loss) per share figures be calculated on the following basis:

     o the number of shares outstanding from the beginning of the fiscal period to the date of the reverse takeover on June 18, 1999 is deemed to be the number of shares issued by EC.com to the shareholders of SoftCare.

     o the number of shares outstanding from the date of the reverse takeover to the end of the fiscal period is deemed to be the actual number of shares of EC.com outstanding in the period.

     EC.com issued 11,000,000 Special Warrants, each of which was convertible into one common share. The Special Warrants were converted to common shares subsequent to the reverse takeover. Accordingly, the deemed number of common shares of EC.com outstanding prior to June 18, 1999 is 10,000,000. Special Warrants issued to the Employee Stock Bonus Plan of 1,000,000 were not included in the loss per share calculation.

                                                       FOR THE YEAR ENDED MAY 31
                                                            2001       2000
                                                              $          $
--------------------------------------------------------------------------------
NUMERATOR
Net loss for the year                                   (5,566,451)  (3,867,461)

DENOMINATOR
Weighted average number of common shares outstanding    16,517,676   10,440,937
Less: Employee Stock Bonus Plan shares                     774,200    1,000,000
--------------------------------------------------------------------------------
BASIC LOSS PER COMMON SHARE                                  (0.35)       (0.41)
================================================================================

     Loss per common share for the years ended May 31, 2001 and 2000 is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held by the SESB trust.

     Diluted income (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. Fully diluted loss per share is not presented since the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.

21                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000


     FINANCIAL INSTRUMENTS
     The carrying value of cash and cash equivalents, cash held in escrow, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity. The fair value of short-term investments has been determined based on quoted market sources. The carrying value of long-term debt approximates fair value due to variable market interest rates being charged on outstanding balances. The carrying value of capital lease obligations approximates fair value as the effective interest rate on these instruments approximate current market rates. The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

     USE OF ESTIMATES
     The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from these estimates.

5.   CASH HELD IN ESCROW
     Cash held in escrow was recorded at cost which approximated market value and earned interest at approximately 5% per annum.

6.   CREDIT AND EXCHANGE RATE RISK
     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents which are held with one financial institution, cash held in escrow which is held with one financial institution, short-term investments which are held with one financial institution, and accounts receivable.

     The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company's operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant percentage of its revenues are derived from, and are paid in, U.S. dollars [note 20]. The Company has not entered into contracts for foreign exchange hedges.

     The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses.

     As at May 31, 2001 six [2000 - five] customers represented 63% [2000 - 96%] of the accounts receivable balance.

7.   SHORT-TERM INVESTMENTS
     As at May 31, 2000 short-term investments, which consisted of Government of Canada Treasury Bills, had a market value of $3,019,614, as determined by quoted market sources, earned interest at 5.55% per annum and matured in September 2000.

8.   WORK IN PROGRESS
     Included in work in progress are direct labour costs incurred by the Company in connection with an agreement the Company entered into with a customer to provide software and services.

22                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000


9.   CAPITAL ASSETS
                                                          ACCUMULATED   NET BOOK
                                                COST      DEPRECIATION    VALUE
                                                  $            $            $
--------------------------------------------------------------------------------
2001
Computer and testing equipment                 393,500      268,199      125,301
Computer software                              161,800      133,417       28,383
Office equipment                                35,499       17,706       17,793
Office furniture                               131,510       29,275      102,235
Display booths                                  21,755       17,916        3,839
Leasehold improvements                          45,356       11,584       33,772
--------------------------------------------------------------------------------
                                               789,420      478,097      311,323
================================================================================

2000
Computer and testing equipment                 311,425      217,129       94,296
Computer software                              125,758       89,961       35,797
Office equipment                                71,222       12,799       58,423
Office furniture                                46,861       19,234       27,627
Display booths                                  21,755       17,054        4,701
Leasehold improvements                          13,122        4,019        9,103
--------------------------------------------------------------------------------
                                               590,143      360,196      229,947
================================================================================

     Capital assets include assets acquired under capital lease having a gross book value of $333,165 [2000 - $181,607] and accumulated depreciation of $171,300 [2000 - $125,737].

10.  BANK INDEBTEDNESS

     The Company has a revolving line of credit with a Canadian chartered bank for a maximum of $250,000 based on the assets pledged in the loan agreement. As at May 31, 2001 and 2000, the Company had no amounts outstanding under the line of credit. Amounts outstanding on the line of credit are payable on demand and bear interest at the bank's prime lending rate plus 2%. The bank's prime lending rate at May 31, 2001 was 6.25% [2000
     - 9.5%].

     As part of the FMG acquisition [note 3], the Company acquired a bank loan with a US financial institution of which $13,241 was outstanding at May 31, 2000.

11.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
     The Company has accounts payable and accrued liabilities that consist of the following at May 31:

                                                         2001            2000
                                                           $               $
     ---------------------------------------------------------------------------
     Accounts payable                                   143,054         228,340
     Accrued professional fees                           25,000          40,000
     Accrued vacation                                   107,042          68,654
     ---------------------------------------------------------------------------
                                                        275,096         336,994
     ===========================================================================


23                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000


12.  LONG-TERM DEBT
     The Company has long-term debt outstanding at May 31, as follows:

                                                          2001          2000
                                                            $            $
--------------------------------------------------------------------------------
Bank loan agreement with Business Development
  Bank of Canada, bearing interest at bank prime
  rate plus 4% plus 0.0821% of gross sales and
  repayable in equal monthly principal installments
  of $3,350 through April 2001.                             -          36,850
Less: current portion                                       -         (36,850)
--------------------------------------------------------------------------------
Long term portion                                           -               -
================================================================================
     The loan was collateralized by a general security agreement providing a first security interest in substantially all the Company's assets, personal guarantees from certain of the Company's executives and the assignment of a life insurance policy on the Company's CEO. The loan agreement contains certain covenants that impose limitations restricting the Company's dividend paying ability and changes in ownership.

13.  OBLIGATIONS UNDER CAPITAL LEASES
     The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring May 2004 are as follows:

                                                                          $
     ---------------------------------------------------------------------------
     2002                                                              105,673
     2003                                                               65,541
     2004                                                                8,714
     ---------------------------------------------------------------------------
     Total obligations under capital leases                            179,928
     Less: amount representing interest                                (29,566)
     ---------------------------------------------------------------------------
     Present value of minimum lease payments                           150,362
     Less: current portion                                             (88,014)
     ---------------------------------------------------------------------------
     Long term obligations under capital leases                         62,348
     ===========================================================================

14.  SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES
     225,000 Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

     The Company's subsidiary, SoftCare, has outstanding redeemable Class A preference shares as follows:

                                                               SUBSIDIARY
                                                           REDEEMABLE CLASS A
                                                        PREFERENCE SHARES AMOUNT
                                                            #              $
     ---------------------------------------------------------------------------
     Balance, May 31, 2000                               102,500        102,500
     Redemption of shares for cash                       (30,000)       (30,000)
     ---------------------------------------------------------------------------
     Balance, May 31, 2001                                72,500         72,500
     Less: current portion                               (30,000)       (30,000)
     ---------------------------------------------------------------------------
     Subsidiary redeemable Class A preference shares      42,500         42,500
     ===========================================================================

     Under an agreement between SoftCare and one of its shareholders, SoftCare agreed to issue 225,000 Redeemable Class A preference shares to the shareholder in exchange for 665 common shares in SoftCare. The subsidiary redeemable Class A preference shares are mandatorily redeemable based upon the Company's gross quarterly sales at a redemption price of $1 per share. The Company has the option of accelerating the redemption of these shares at a redemption price of $1 per share. In the event the Company is unable to redeem the shares for cash, the Company is required to settle this obligation with

24                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000


     common shares of its subsidiary SoftCare. Common shares of the subsidiary are to be issued at a ratio equal to the proportion of the capital of SoftCare that such preference shares represented when they were created.

     The holder of the subsidiary redeemable Class A preference shares receives a cumulative dividend calculated at the bank prime rate. The bank prime rate at May 31, 2001 was 6.25% [2000 - 9.5%]. The cumulative dividends have been recorded as interest expense in the consolidated statements of operations.

15.  SPECIAL WARRANTS
     The following table summarizes the Special Warrant transactions for the following periods:

                                                  SPECIAL WARRANTS     AMOUNT
                                                         #                $
--------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, MAY 31, 1999           9,999,994        3,321,604
Deemed Special Warrants issued for services
  pursuant to exercise of options [note 16]          1,000,006        1,280,000
--------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, JUNE 17, 1999         11,000,000        4,601,604
Special Warrants issued for services rendered [b]       51,666                -
Special Warrants issued in private placement,
  net of costs [c]                                   2,000,000        2,720,000
Special Warrants exercised for common shares,
  net of costs                                     (13,051,666)      (7,321,604)
Special Warrants issued in private placement,
  net of costs [d]                                   1,495,000        5,087,468
--------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, MAY 31, 2000           1,495,000        5,087,468
Special Warrants exercised for common shares,
  net of costs                                      (1,495,000)      (5,087,468)
Special warrants issued in private placement [e]       138,889          100,000
--------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, MAY 31, 2001             138,889          100,000
================================================================================
     The following provides details concerning Special Warrant transactions:

     [a] EC.com issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding common shares of SoftCare pursuant to a reverse takeover agreement effective June 18, 1999 [note 2]. Each of the Special Warrants is exercisable for one common share of the Company without any additional consideration. In these financial statements, the Special Warrants issued to the shareholders of SoftCare, the accounting acquiror, have been presented as if they were outstanding prior to the reverse takeover on the basis such deemed Special Warrants were exchanged for common shares.

          Of the 11,000,000 Special Warrants issued, 10,000,000 were issued to the existing shareholders of SoftCare. These 10,000,000 Special Warrants were exercised for common shares and are subject to a voluntary pooling agreement which restricts the holders from trading the common shares on any stock exchange until such time as they are released from the pool. Pursuant to the terms of the voluntary pooling agreement, 8,350,386 of the common shares will be released on the following basis: 10% were released six months after completion of the acquisition on June 18, 1999; 30% were released twelve months after completion of the acquisition; 30% will be released 24 months after completion of the acquisition; and 30% will be released 36 months after completion of the acquisition. In addition, 1,649,614 common shares will be released on the following basis: 25% were released six months after completion of the acquisition on June 18, 1999; 25% were released twelve months after completion of the acquisition; 25% were released 18 months after completion of the acquisition; and 25% will be released 24 months after completion of the acquisition.

          The remaining 1,000,000 Special Warrants which were issued to the SoftCare Employee Stock Bonus Plan Trust ("SESB Trust") to provide employee bonus shares were exercised for 1,000,000 common shares. Two of the Directors of the Company are also the Trustees of the SESB Trust and may only release such shares from the Trust to employees in accordance with regulatory approval and the achievement of certain performance criteria [note 16].

25                    SoftCare EC Annual Report 2000/2001

     [b] During 2000, the Company issued 51,666 Special Warrants as a finder's fee and corporate advisory fee upon completion of the reverse takeover. Each Special Warrant is exercisable for one common share of the Company without any additional consideration.

     [c] On June 18, 1999, pursuant to an offering memorandum, the Company issued 2,000,000 Special Warrants for gross cash proceeds of $3,000,000 pursuant to a broker-assisted private placement. Costs incurred to effect the private placement include a commission and other cash costs totalling $280,000.

          Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant ("Underlying Warrant"), which is transferable upon regulatory approval. Each Underlying Warrant entitled the holder to purchase one common share at a price of $2.50 and was exercisable until June 18, 2000, at which time the remaining Underlying Warrants expired. Notwithstanding the foregoing, if at any time before the expiry date, the common shares of the Company trade on any securities exchange over a period of ten consecutive trading days at a weighted average price of not less than $3.00 per common share, then at the option of the Company, any Underlying Warrants not exercised within 30 days of written notice to the holder by the Company will expire.

          Pursuant to this Special Warrant private placement, the Company issued 196,300 Agent's Special Warrants. Each Agent's Special Warrant is exercisable, without any additional consideration, for one Agent's Warrant for a period of one year from June 18, 1999. Each Agent's Warrant was exercisable for one common share of the Company at $1.50 for a period of one year from the closing date of the financing.

          One half of the Agent's Warrants and/or common shares are subject to resale restrictions which expire three months from the date the shares are released from hold periods.

          The net proceeds of the above-noted offering were $2,720,000.

     [d] On March 29, 2000, the Company issued 1,495,000 Special Warrants for net cash proceeds of $5,087,468 pursuant to a broker-assisted private placement. These cash proceeds were net of costs incurred to effect the private placement totalling $518,782.

          Each Special Warrant was exercisable, without any additional consideration, into one common share and one half of one Share Purchase Warrant. Each Share Purchase Warrant entitled the holder to purchase one common share at an exercise price of $4.25 and was exercisable for one year from the closing date of the financing to March 30, 2001, at which time the Share Purchase Warrants expired.

          Pursuant to this Special Warrant private placement, the Company issued 174,500 Agent's Special Warrants. Of these Agents Special Warrants, 25,000 were exercisable for one common share at an exercise price of $nil and 149,500 were exercisable for one common share at an exercise price of $3.75. All of these Agents Special Warrants were exercisable for one year from the closing date of the financing, of which 25,000 were exercised for $nil prior to expiring, with the remainder expiring on March 30, 2001.

     [e] On February 22, 2001, the Company issued 138,889 Special Warrants for gross cash proceeds of $100,000 pursuant to a private placement. No costs were incurred to effect this private placement.

          Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.72 and is exercisable, at any time, over the two years from the closing date of the financing to February 22, 2003, at which time the Share Purchase Warrant will expire. Each common share issued is subject to a hold period and may not be traded until June 22, 2001.


26                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000


16.  COMMON STOCK
     [a] AUTHORIZED
     100,000,000 [2000 - 100,000,000] Common voting shares without par value.

     Prior to and in anticipation of the reverse takeover [note 2], options to acquire 1,000,006 common shares of SoftCare, with a fair value at the time of $1,280,000, were granted to employees. The options were granted to employees in lieu of salaries and were given in exchange for general financing services performed over a five-month period ended September 15, 1999. These options were exercised concurrent with the completion of the reverse takeover on June 18, 1999 for nominal cash proceeds of $247. The total excess value of $1,279,753 over cash received was prorated over the five-month period with $861,533 being recorded as compensation expense for the year ended May 31, 2000.

     [b] STOCK OPTIONS
     The following table summarizes stock option transactions:

                                                                        WEIGHTED
                                                                         AVERAGE
                                                                        EXERCISE
                                                      STOCK OPTIONS       PRICE
                                                           #                $
--------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                                   1,000,006             -
Options exercised for deemed Special Warrants          (1,000,006)            -
Options granted to directors                              800,000          1.50
--------------------------------------------------------------------------------
BALANCE, JUNE 17, 1999                                    800,000          1.50
Issued options of EC.com                                   23,334          1.68
Options granted to directors, employees and consultants   550,000          1.94
Options exercised for common shares on June 18, 1999     (250,000)        (1.50)
Options exercised for common shares                       (33,334)        (1.63)
Options cancelled                                        (100,000)        (1.50)
--------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                     990,000          1.74
Options granted to directors, employees and consultants 1,085,339          0.73
--------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                                   2,075,339          1.21
================================================================================
     On June 18, 1999, 800,000 stock options, exercisable at $1.50, were granted to Directors of the Company in exchange for 197,557 stock options of SoftCare as part of the reverse takeover [note 2]. These stock options expire in April 2004.

     On June 18, 1999, 250,000 stock options were granted to officers, directors, and a consultant, at an exercise price of $1.50. These stock options expire in June 2004. These stock options were exercised on June 18, 1999 and were included in the issued share capital of EC.com on the date of the reverse takeover, June 18, 1999.

     On June 18, 1999, 100,000 stock options were granted to an individual pursuant to a consulting agreement, at an exercise price of $1.50. These options were not exercised and were cancelled concurrent with the termination of the consulting agreement in 1999.

     In November 1999, 100,000 stock options were granted to a consultant at an exercise price of $1.50. These stock options expire on November 2004 or on the termination of the consulting contract. 10,000 of these options were exercised on February 15, 2000.

     In February 2000, 100,000 stock options were granted to a Director of the Company, at an exercise price of $3.90. These stock options expire in February 2005.

     In August 2000, five stock options to purchase 40,000 shares each, for a total of 200,000 stock options, were granted to a consultant at an exercise price of $1.75. The options vested on the date of grant. These five stock options expire successively on August 27, 2001, 2002, 2003, 2004 and 2005, or on the termination of the consulting contract.

27                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000


     In September 2000, 40,000 stock options were granted to a consultant at an exercise price of $2.00. Of the stock options granted 10,000 vested on the date of grant and 30,000 vested on May 1, 2001. All of these stock options expire on August 31, 2005, or on the termination of the consulting contract. On October 19, 2000, the board of directors approved a comprehensive Stock Option Plan ("the plan"). On November 10, 2000 the plan was approved by the shareholders. Subsequently, the plan was accepted by the CDNX. The plan incorporates the various limitations and restrictions required by the CDNX at the time of acceptance. Most significantly the total number of shares that may be optioned under the plan is restricted to 20% of the issued and outstanding common shares of the Company. All options previously granted by the Company were incorporated into the plan.

     In March 2001, 100,000 stock options were granted to an employee at an exercise price of $0.60. The options vested on the date of grant. These stock options expire on March 6, 2006, or on the termination or resignation of employment.

     In May 2001, 100,000 stock options were granted to a director at an exercise price of $0.40. The options vested on the date of grant. These stock options expire on May 23, 2006, or on the termination or resignation of the directorship.

     In May 2001, 645,339 stock options were granted to employees at an exercise price of $0.40. These options vest on the 15th of the anniversary month for each employee over three years from May 2001. These stock options expire on May 23, 2006, or on the termination or resignation of employment.

     On May 24, 2001 the board of directors approved the repricing of 1,130,000 stock options previously granted to certain directors, employees and consultants, from exercise prices ranging from $0.60 to $3.90 to an exercise price of $0.40. Of these stock options, 1,090,000 require future shareholder approval before the approved repricing becomes effective. If shareholder approval had been received as at May 31, 2001, the weighted average exercise price for all options would be $0.53.

     At May 31, 2001, the Company has the following stock options outstanding:

                  OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
----------------------------------------------------------    ------------------
                                        WEIGHTED AVERAGE            OPTIONS
                                            REMAINING              VESTED AND
EXERCISE PRICE       OUTSTANDING         CONTRACTUAL LIFE         EXERCISABLE
$ # YEARS #
--------------------------------------------------------------------------------
     1.50              890,000                3.59                    890,000
     3.90              100,000                3.67                    100,000
     1.75              200,000                3.07                    200,000
     2.00               40,000                4.25                     40,000
     0.60              100,000                4.03                    100,000
     0.40              745,339                4.77                    100,000
--------------------------------------------------------------------------------
                     2,075,339                4.00                    1,430,000
================================================================================
     [c] EMPLOYEE STOCK BONUS PLAN
     On April 15, 1999, SoftCare established the SESB trust in order to create a non-leveraged Employee Stock Bonus Plan which covers directors, officers, consultants and employees who have completed six months or more service with the Company. Upon the reverse takeover, the SESB trust exchanged its common shares in SoftCare for 1,000,000 common shares of EC.com.

     Under the terms of the Plan, common shares held by the SESB trust will be allocated to participants when annual revenue targets are met or exceeded. However, the Company's Board of Directors has the discretion to allocate shares even if the targets are not achieved if it is in the best interest of the Company. Common shares allocated will vest irrevocably for participants in the Plan when revenue targets are achieved or the directors otherwise resolve that they are vested.


28                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000


     Upon the termination of an employee, shares that are not vested will be returned to the plan. Any shares placed in escrow shall be subject to mandatory repurchase by the Company at a price of US$0.01 per share should the participant terminate. Five years after establishment of the Plan, there shall be an exchange of allocated but unvested shares granted under the Plan and remaining in escrow for a new class of redeemable non-voting preferred shares. Each common share will be exchanged for one new preferred share.

     During the year ended May 31, 2001, the Board of Directors approved the allocation and release of 225,800 shares to employees, under the plan. As at May 31, 2001 all shares allocated to employees have either been released to employees or returned to the SESB trust as a result of employee resignations during the year. The balance of shares held in the plan as at May 31, 2001 is 774,200 [2000 - 1,000,000] and of this balance none are allocated for future release.

     Compensation expense in the amount of $289,018 has been recognized in the statement of operations for the year ended May 31, 2001 to record the release of shares. During year ended May 31, 2000, no compensation expenses was recognized as no shares had been released or had been committed to be released. Compensation expense is recorded at fair value of the shares once shares have been committed to be released. At May 31, 2001, the fair value of the unallocated common shares based on quoted market sources was $263,228 [2000 - $2,500,000].

17.  COMMITMENTS AND CONTINGENCIES
     The Company leases its premises and certain automobiles under operating leases expiring through 2003. The approximate future minimum lease commitments under operating lease agreements for the next two years ending May 31 are as follows:

                                                                       $
     ---------------------------------------------------------------------------
     2002                                                           263,000
     2003                                                           210,000
     ---------------------------------------------------------------------------
                                                                    473,000
     ===========================================================================
     Rent expense for the year ended May 31, 2001, amounted to approximately $232,000 [2000 - $131,000].

     The Company is involved from time to time in routine litigation incidental to the conduct of its business. There are currently no material pending legal proceedings to which the Company is a party or to which any of the Company's property is subject.

18.  INCOME TAXES
     At May 31, 2001, for Canadian tax purposes, the Company has approximately $1,715,000 of undeducted expenditures for tax purposes relating primarily to share issue costs and approximately $6,237,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:

                                                                     NON-CAPITAL
                                                                        LOSSES
                                                                           $
     ---------------------------------------------------------------------------
     2003                                                               328,000
     2005                                                               829,000
     2006                                                               412,000
     2007                                                             1,648,000
     2008                                                             3,020,000
     ---------------------------------------------------------------------------
                                                                      6,237,000
     ===========================================================================


29                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000


     At May 31, 2001, the Company also has non-capital loss carryforwards of approximately $1,988,000 which can be applied to reduce income earned in the United States which expire as follows:

                                                                         $
     ---------------------------------------------------------------------------
     2019                                                             777,000
     2020                                                           1,211,000
     ---------------------------------------------------------------------------
                                                                    1,988,000
     ===========================================================================
     The ability of the Company to use the losses which expire prior to 2020 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

     Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Significant components of the Company's future tax assets as of May 31 are as follows:

                                                          2001          2000
                                                            $             $
     ---------------------------------------------------------------------------
     Non-capital loss carryforwards                     3,670,000     1,826,000
     Share issue costs                                    775,000       775,000
     Unused capital cost in excess of net book value      350,000       281,000
     Other                                                 40,000        14,000
     ---------------------------------------------------------------------------
     Total future assets                                4,835,000     2,896,000
     Valuation allowance                               (4,835,000)   (2,896,000)
     ---------------------------------------------------------------------------
     NET FUTURE ASSETS                                          -             -
     ===========================================================================
     The potential income tax benefits relating to the unexpired losses and undeducted expenditures have not been recognized.

     A reconciliation of the Company's effective income tax rate to the federal statutory rate follows:

                                                           2001        2000
                                                            $            $
     ---------------------------------------------------------------------------
     Tax at statutory rate                             (2,484,000)  (1,731,000)
     Foreign tax rate differentials                       109,000       75,000
     Expenses not deductible for tax                      506,000      615,000
     Change in valuation allowance                      1,939,000    1,145,000
     Amortization of share issue costs for tax and
          accounting                                            -     (159,000)
     Other                                                (70,000)      55,000
     ---------------------------------------------------------------------------
                                                                -            -
     ===========================================================================

19.  RELATED PARTY TRANSACTIONS
     Directors and officers of the Company provide legal, accounting and advisory services to the Company. During the year ended May 31, 2001, the Company paid $457,181 [2000 - $463,692] for these services which were charged to general and administrative expenses. At May 31, 2001, $34,756 [2000 - $36,690] is included in accounts payable and accrued liabilities. All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.


30                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000


20.  SEGMENTED INFORMATION
     Substantially all of the Company's operations, assets and employees are located in Canada. The following represents sales based on the location of the customer.

                                                               2001       2000
                                                                 %          %
     ---------------------------------------------------------------------------
     Canada                                                      37        34
     United States                                               61        60
     Other                                                        2         6
     ===========================================================================

21. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
     The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP") except as follows:

CONSOLIDATED STATEMENT OF OPERATIONS
                                                          2001          2000
                                                            $             $
--------------------------------------------------------------------------------
Net loss in accordance with Canadian GAAP              (5,566,451)   (3,867,461)
Effects of accounting for stock compensation expense            -       (91,975)
--------------------------------------------------------------------------------
Net loss in accordance with U.S. GAAP                  (5,566,476)   (3,959,436)
Loss per share                                              (0.35)        (0.42)
Weighted average number of common shares outstanding
   under U.S. GAAP                                     15,743,476     9,440,937
--------------------------------------------------------------------------------
     The following table sets out the amounts that would have been reported in the balance sheet had these statements been prepared in conformity with U.S. GAAP.

CONSOLIDATED BALANCE SHEETS
                                                           2001         2000
                                                            $             $
     ---------------------------------------------------------------------------
     Common stock                                      15,710,538    10,544,645
     Deficit                                          (12,358,272)   (6,883,796)
     ===========================================================================

     [i] RECENT PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The provisions of SAB 101 as amended, are effective beginning in the fourth quarter of fiscal year 2001. The adoption of SAB 101 did not have a material effect on the Company's financial condition, results of operations or cash flows.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, which establishes accounting and reporting standards for derivative instruments and hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999, the FASB issued Statement No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which amended FAS 133 by deferring the effective date to the fiscal year beginning after June 30, 2000. In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133," which amended FAS 133 with respect to four specific issues. The Company does not expect the adoption of this statement as of June 1, 2001, to have a material effect on the consolidated financial position, results of operation, or cash flows.



31                    SoftCare EC Annual Report 2000/2001

SoftCare EC.Com, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
May 31, 2001 and 2000


22.  CHANGE IN ACCOUNTING PRINCIPLES
     EARNINGS PER SHARE
     Effective May 31, 2001, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("earnings per share") with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and all prior years have been restated. The impact of this change in accounting policy was to exclude non-allocated and unvested shares held by the SESB trust [note 16[d]] from the weighted average number of common shares outstanding in the calculation of loss per common share [note 4]. For the year ended May 31, 2001, the change resulted in an increase in the loss per common share of $(0.02) [2000 - $(0.01)] to $(0.35) [2000 - $(0.41)] from $(0.33) [2000 - $(0.40)] that would have been reported had the change not been made.

23.  COMPARATIVE FIGURES
     Certain of the prior year figures have been reclassified to conform with the current year's presentation.

24.  SUBSEQUENT EVENT
     In June 2001, 138,889 Special Warrants were exchanged for 138,889 common shares.



32                    SoftCare EC Annual Report 2000/2001

C o r p o r a t e   I n f o r m a t i o n


SALES AND SERVICES OFFICE                    MANAGEMENT
                                             Martyn Armstrong
CANADA Head Office:                          President & C.E.O.
980 West 1st Street, Suite 107               Wayne Zielke
North Vancouver, BC V7P 3N4                  Chief Financial Officer
Toll Free: 1-888-763-8227                    Sted Chen
Telephone: (604) 983-8083                    VP, Engineering
Facsimile: (604) 983-8056                    Ernie Mangulins
                                             VP, Sales & Marketing
UNITED STATES                                Ranbir Puar
1022 North "G" Street                        Director of Sales &
Tacoma, WA 98403                             Marketing Canada
Toll Free: 1-888-763-8227                    Tim Winchester
Telephone: (253) 396-9542                    Director of Sales &
Facsimile: (253) 396-9365                    Marketing USA
                                             Mike Cobban
                                             Director of Businss Analysis
                                             Clive Massey
                                             Director of Corporate
                                             Communitions
                                             Douglas Sarkissian
                                             Corporate Secretary

                                             BOARD OF DIRECTORS
                                             Martyn Armstrong
                                             Wayne Zielke
                                             Greg Sedun
                                             Randall Pierson
                                             Roy Trivett


STOCK INFORMATION                            INVESTOR RELATIONS
SoftCare is listed on the Canadian           Requests for investment related
Venture Exchange (CDNX) under                materials should be directed to:
the symbol SCE.                              Clive Massey
A copy of SoftCare's Form 20F                Telephone: 1-888-763-8227
filed with the U.S. Securities and           E-mail: cmassey@softcare.com
Exchange Commission can be
found at www.softcare.com.                   SOFTCARE ON THE INTERNET
                                             Information about SoftCare's
BANK                                         products, services, business
Scotia Bank                                  partners, customers, news
1352 Lonsdale Avenue                         releases and topics discussed    e
North Vancouver, BC V7M 2H7                  in this Annual report is availablg
                                             at the company website by visitin
AUDITORS                                     www.softcare.com.
Ernst & Young LLP
Chartered Accountants                        TRANSFER AGENT
Pacific Centre PO Box 10101                  Pacific Corporate Trust
700 West Georgia St                          Suite 830 625 Howe Street
Vancouver, BC V7Y 1C7                        Vancouver, BC V6C 3B8
                                             Telephone: 604) 689-9853
                                             Facsimile: (604) 689-8144




                             Annual General Meeting
                     to be held October 5, 2001 at 4:00 PM
               at SoftCare's main office in North Vancouver, BC.





SOFTCARE EC
107-980 West 1st Street
North Vancouver
British Columbia
Canada V7P 3N4
Toll Free: 1-888-763-8227
Telephone: 1-604-983-8083
Fax: 1-604-983-8056
e-mail: info@softcare.com
www.softcare.com

                              INFORMATION CIRCULAR


                                     FOR THE



                             ANNUAL GENERAL MEETING


                                       OF



                              SOFTCARE EC.COM INC.


                                  TO BE HELD ON

                             FRIDAY, OCTOBER 5, 2001

                              INFORMATION CIRCULAR

                              SOFTCARE EC.COM INC.
                         SUITE 107 - 980 WEST 1ST STREET
                        NORTH VANCOUVER, BRITISH COLUMBIA
                                 CANADA V7P 3N4
                               WWW.SOFTCAREEC.COM

          (all information as at August 5, 2001 unless otherwise noted)

                         PERSONS MAKING THE SOLICITATION
                         -------------------------------

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BEING MADE BY THE MANAGEMENT OF SOFTCARE EC.COM INC. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS (THE "MEETING") TO BE HELD ON FRIDAY, OCTOBER 5, 2001 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

                      APPOINTMENT AND REVOCATION OF PROXIES
                      -------------------------------------

The individuals named in the accompanying form of proxy are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A Proxy will not be valid unless the completed, dated and signed form of proxy is delivered to Pacific Corporate Trust Company, of 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2100 - 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

                             EXERCISE OF DISCRETION
                             ----------------------

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

WHERE NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER, SUCH SHARES WILL, ON A POLL, BE VOTED IN ACCORDANCE WITH THE NOTES TO THE FORM OF PROXY.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
          ------------------------------------------------------------

As at the date hereof, the Company has issued and outstanding 16,989,728 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Any shareholder of record at the close of business on August 27, 2001 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, as at the date hereof, there is one person who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

Martyn A. Armstrong, the President and a director of the Company, holds common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

                             EXECUTIVE COMPENSATION
                             ----------------------

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)      the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at May 31, 2001, the end of the most recently completed fiscal year of the Company, the Company had four Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

SUMMARY OF COMPENSATION
-----------------------

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

                                         Annual Compensation                  Long Term Compensation
                                --------------------------------------- -----------------------------------
                                                                                Awards            Payouts
                                                                        ----------------------- -----------
                                                                                    Restricted
                                                             Other      Securities  Shares or                All
Name and              Fiscal                                 Annual     Under       Restricted               Other
Position              Year                                   Compen     Options     Share        LTIP        Compen-
of Principal          Ending    Salary             Bonus     sation     Granted     Units        Pay-Outs    sation
--------------------- --------- ------------------ --------- ---------- ----------- ------------ ----------- -----------
Martyn Armstrong      2001      $220,000           Nil       Nil        Nil         Nil          Nil         Nil
President             2000      $220,000           Nil       Nil        Nil         Nil          Nil         Nil
                      1999      Nil                Nil       Nil        Nil         Nil          Nil         Nil
--------------------- --------- ------------------ --------- ---------- ----------- ------------ ----------- -----------

Sted Chen             2001      $120,000 (1)       Nil       Nil        259,875     Nil          Nil         (3)
VP, Engineering       2000      $120,000 (1)       Nil       Nil        Nil         Nil          Nil         Nil
                      1999      Nil                Nil       Nil        Nil         Nil          Nil         Nil
--------------------- --------- ------------------ --------- ---------- ----------- ------------ ----------- -----------

Alex Dowding (2)      2001      $120,000 (1)       Nil       Nil        Nil         Nil          Nil         Nil
VP, Marketing         2000      Nil                Nil       Nil        Nil         Nil          Nil         Nil
                      1999      Nil                Nil       Nil        Nil         Nil          Nil         Nil
--------------------- --------- ------------------ --------- ---------- ----------- ------------ ----------- -----------

Wayne Zielke          2001      $195,000           Nil       Nil        Nil         Nil          Nil         Nil
Chief Financial       2000      Nil                Nil       Nil        Nil         Nil          Nil         Nil
Officer               1999      Nil                Nil       Nil        Nil         Nil          Nil         Nil
--------------------- --------- ------------------ --------- ---------- ----------- ------------ ----------- -----------

(1) These monies were paid to Messrs. Chen and Dowding pursuant to employment contracts entered into by them with the Company. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(2) Mr. Dowding acted as Vice President, Marketing of the Company from October 2000 until his resignation on June 7, 2001.

(3) Distribution of 75,000 common shares from Softcare Employee Share Bonus Trust July 4, 2000.

LONG-TERM INCENTIVE PLANS - AWARDS IN MOST RECENTLY COMPLETED FISCAL YEAR
-------------------------------------------------------------------------

The Company has an employee trust (the "Softcare Employee Share Bonus Trust") managed by two trustees under the direction of the Board of Directors. It is intended to provide stock based incentives to employees. During the fiscal year ended May 31, 2001, distributions were made from the trust to named executive officers. The distributions amounted to 75,000 shares to Sted Chen.

Other than the Softcare Employee Share Bonus Trust, which did not result in the issuance of shares to any of the Named Executive Officers, the Company has no long-term incentive plans in place. Therefore, there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS/SARS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR
-------------------------------------------------------------------

During the most recently completed fiscal year, the following incentive stock options were granted to Named Executive Officers. No SARs (stock appreciation rights) were granted during this period. In addition, the board of directors resolved on May 24, 2001 to reduce the exercise price to $0.40 per share for all stock options issued under the company stock option plan with the exception of those granted to an employee. Disinterested shareholder approval of such reduction for insiders is being sought at the annual general meeting.

===================== ================== =========== ============= ============== =============== ==================
                                                                                   Market Value
                                                                                  of Securities
                                         Securities                 % of Total      Underlying
                                           Under                      Options       Options on
                                          Options      Exercise or   Granted to     the Date of
                                          Granted      Base Price   Employees in      Grant
Name                    Date of Grant       (#)       ($/Security)  Fiscal year   ($/Security)(1)  Expiration Date
--------------------- ------------------ ----------- ------------- -------------- --------------- ------------------
Sted Chen             May 24, 2001        259,875       $0.40          12.5%           0.40       May 24, 2006
--------------------- ------------------ ----------- ------------- -------------- --------------- ------------------

(4) Calculated as the closing price of the Company's shares on the Canadian Venture Exchange on the date of grant.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY
COMPLETED FISCAL YEAR AND FISCAL YEAR END OPTION/SAR VALUES
-----------------------------------------------------------

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

============================ =============== ================= ============================ =========================
                                                                                              Value of Unexercised
                               Securities                        Unexercised Options at     In-the-Money Options at
                              Acquired on       Aggregate            Fiscal Year-End          Fiscal Year-End ($)
                                Exercise          Value         Exercisable/Unexercisable        Exercisable /
Name                              (#)        Realized ($) (1)              (#)                 Unexercisable (2)
---------------------------- --------------- ----------------- ---------------------------- -------------------------
Martyn Armstrong                  Nil              N/A                200,000 / Nil                 Nil/Nil
---------------------------- --------------- ----------------- ---------------------------- -------------------------

Wayne Zielke                      Nil              N/A                 200,000/Nil                  Nil/Nil
---------------------------- --------------- ----------------- ---------------------------- -------------------------

Sted Chen                         Nil              N/A                 Nil/259,875                  Nil/Nil
============================ =============== ================= ============================ =========================

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise.
(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at May 31, 2001, (ie. fiscal year end) was $2.50.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS
------------------------------------------------------------------------------

Sted Chen is employed by the Company as Vice President, Engineering. His salary is $120,000 per annum. He is responsible for managing the Company's engineering department. His employment commenced in August 1993. In April 2000 his employment contract was revised and continued his role as Vice President Engineering.

The Company entered into an employment contract (the "Contract") with Alex Dowding pursuant to which the Company agreed to pay $120,000 per annum after completion of a probation period. The employment of Alex Dowding ended on June 7, 2001 and did not proceed to a permanent position.

There are no other compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

COMPENSATION OF DIRECTORS
-------------------------

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended May 31, 2001.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Canadian Venture Exchange.

                              MANAGEMENT CONTRACTS
                              --------------------

Effective July 14, 1999, the Company entered into a corporate advisory agreement (the "Corporate Advisory Agreement") with Sedun De Witt Capital Corp. ("SDW"), providing for the payment of fees by the Company to SDW in the amount of $10,000 per month for a term of 12 months, renewable annually, by mutual consent, after the initial term. Under the terms of the Corporate Advisory Agreement, SDW provided the Company with advisory services relating to general corporate development, financial matters, raising of additional capital and strategic planning. Gregg J. Sedun, a director of the Company, is also a director and officer of SDW, a private B.C. company. This agreement expired on July 14, 2000 and was not renewed. However in consideration of continued advisory services Mr. De Witt was granted options in January 2001.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
                  ---------------------------------------------

Except as disclosed herein since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
             -------------------------------------------------------

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

                               NUMBER OF DIRECTORS
                               -------------------

Management of the Company is seeking shareholder approval of an ordinary resolution increasing the number of directors of the Company from four to five for the ensuing year.

                              ELECTION OF DIRECTORS
                              ---------------------

The term of office of each of the present directors expires at the Meeting. THE PERSONS NAMED BELOW WILL BE PRESENTED FOR ELECTION AT THE MEETING AS MANAGEMENT'S NOMINEES. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the COMPANY ACT (British Columbia) ("Company Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

---------------------------------------------------------------------------------- --------------------- --------------
                                                                                                            COMMON
   NAME, OCCUPATION (1),        PRESENT POSITION(S) WITH THE COMPANY(2),           DATE(S) SERVED           SHARES
                                RESIDENT COUNTRY                                   AS A DIRECTOR          HELD (3)(4)
---------------------------------------------------------------------------------- --------------------- --------------
MARTYN A. ARMSTRONG, Business Executive; President of SoftCare Electronic          Since June 18, 1999   5,112,542 (4)
Commerce Inc. since December 1989.
PRESIDENT AND DIRECTOR OF THE COMPANY.
CANADA

ROY TRIVETT (5), Independent Businessman; Director and Officer of Silicon          Since May 24 2001          (6)
Slopes Capital Corp. since 1996
DIRECTOR OF THE COMPANY.
CANADA

MIKE SHERRY, President of Convergent Technology Capital LLC since 1998,            Proposed Nominee         35,500
Member of advisory board of Softcare EC.com, Inc. since September 2000.
USA

WAYNE D. ZIELKE , Chartered Accountant (self-employed) since July 1988;            Since June 18, 1999    429,629 (4)
Chief Financial Officer of SoftCare Electronic Commerce Inc. since 1995.
DIRECTOR OF THE COMPANY.
CANADA

RANDALL M. PIERSON(5), President & CEO of Nivco International Inc. since April     Since February 1,          Nil
1, 2000; previously Vice President Novell, Inc. since May 1998, prior to that he   2000
was Vice President International Verifact Inc. since, 1992
DIRECTOR OF COMPANY
CANADA
---------------------------------------------------------------------------------- --------------------- --------------

(1) Unless otherwise stated above, any nominees named above not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.

(2) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(4) Messrs Armstrong and Zielke are co-trustees of Softcare Employee Share Bonus (SESB) Trust which as at the date of this Information Circular contains 774,200 common shares. In addition, Mr. Zielke is co-trustee with Douglas Sarkissian of two individual trusts collectively containing 604,720 common shares.
(5)      Members of the Company's Audit Committee.
(6)      Information not available at time of printing.

An Advance Notice of Meeting inviting nominations for election as directors, as required by s.111 of the Company Act, was published in The Province, a Vancouver, British Columbia newspaper, on August 2, 2001. Copies of such Advance Notice of Meeting were delivered to the British Columbia and Alberta Securities Commissions and the Canadian Venture Exchange pursuant to the regulation under the Company Act.

            INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS
            --------------------------------------------------------

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

                    APPOINTMENT AND REMUNERATION OF AUDITOR
                    ---------------------------------------

Shareholders will be asked to approve the appointment of Ernst & Young LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the Board. The auditor was first appointed on August 1, 2000.

                                SPECIAL BUSINESS
                                ----------------

INCENTIVE STOCK OPTIONS
-----------------------

Incentive stock options are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

Shareholder approval will be sought for the granting of incentive stock options to purchase common shares in the capital stock of the Company, including any amendments thereto, for such periods, in such amounts and at such prices per share as may be agreed upon, at the discretion of the board of directors, in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company.

REGULATORY REQUIREMENTS

For the purposes of this Information Circular:

         (i)      the term "insider" has the meaning given to that term in
                  Section 1(1) of the British Columbia SECURITIES ACT; and

         (ii) the Company's "outstanding shares" is determined on the basis of the number of shares of the Company that are issued and outstanding immediately prior to the share issuance in question, excluding shares issued pursuant to share compensation arrangements over the preceding one year period.

SHAREHOLDER APPROVAL

The policy of the Canadian Venture Exchange provides that if a stock option plan, together with all of the Company's previously established or proposed stock option grants, should result at any time in:

         (a) the number of shares reserved for issue under stock options granted to insiders, exceeding 10% of the outstanding shares of the Company;

         (b) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the outstanding shares of the Company; or

         (c) the issuance to any one insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the outstanding shares of the Company; or

         (d) the Company is decreasing the exercise price of stock options previous granted to Insiders;

then the share compensation arrangement must be approved by a "disinterested shareholder vote", meaning a majority of the votes cast at the shareholders' meeting other than votes attaching to securities beneficially owned by insiders and their associates to whom shares may be issued.

The Company does have a stock option plan. Insiders of the Company have been granted incentive stock options and will be granted such options in the future. It is a possibility that pursuant to stock option grants, an insider of the Company, together with that insider's associates, may be issued, within a one year period, a number of shares exceeding 5% of the outstanding shares of the Company. For these reasons, management will ask the shareholders to approve the resolutions permitting the Company to exceed this limit (see "Shareholder Approval").

The following resolutions will be put to the shareholders for a vote and management will determine the overall number of shareholders approving the resolutions and the number of disinterested shareholders approving the resolutions:

         "Resolved that:

         1. the directors are authorized in their absolute discretion, pursuant to the company stock option plan, to grant to directors, officers and employees of the Company in accordance with that plan, who may be insiders of the Company (as that term is defined in the SECURITIES ACT (British Columbia)), incentive stock options from the stock option plan, exercisable into an aggregate number of common shares of the Company, not to exceed the maximum number of shares which may be under option, expressed as a percentage of the number of the issued and outstanding common shares of the Company, prescribed by the policies of the Canadian Venture Exchange as stipulated in that plan as filed with amendments;

         2. incentive stock options previously granted to insiders of the Company be ratified, approved and confirmed;

         3. the directors be authorized to amend incentive stock options held by insiders of the Company during the ensuing year, whether or not the amendment results in a decrease in the exercise price of stock options previously granted to insiders in accordance with the terms of the company stock option plan existing at the date of this resolution;

         4. no further shareholder approval will be required prior to the exercising of these options or amended options for the ensuing year; and

         5. and the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

REPRICING OF CERTAIN OPTIONS GRANTED TO INSIDERS
------------------------------------------------

CDNX Policies provide that a company can amend the terms of a stock option agreement provided that, if the amendment involves a decrease in the exercise price of the option, and if the holder of the option is an insider of the Company at the time of the amendment, the amendment is approved by a "disinterested shareholder vote" as defined above.

On May 24, 2001, the Company's board of directors resolved, subject to regulatory approval and, with respect to options held by insiders of the Company, subject to disinterested shareholder approval, that the exercise price of 1,130,000 outstanding stock options, 800,000 of which are held by 5 insiders of the Company, be repriced by decreasing the exercise price to $0.40 per share. The 1,130,000 stock options to be repriced represent all of the Company's outstanding stock options as at May 24, 2001 but for 200,000 stock options granted to Michael Sherry.

The following resolutions will be put to the shareholders for a vote and, insofar as the options are held by insiders of the Company, management will determine the overall number of shareholders approving the resolutions and the number of disinterested shareholders approving the resolutions:

         "Resolved that the repricing of 1,130,000 stock options of the Company outstanding as at May 24, 2001, 800,000 of which are held by 5 insiders of the Company, from the exercise price stipulated in the initial grant of stock options to an exercise price of $0.40 per share, with all other stipulations pertaining to such stock options to remain unchanged, be approved."

ISSUANCE OF SHARES UNDER SOFTCARE EMPLOYEE SHARE BONUS TRUST
------------------------------------------------------------

On recommendation of management the board allocated certain shares from the Softcare Employee Share Bonus Trust to employees in May 2000. The employees earned those shares over the ensuing 12 months. As disclosed in the audited financial statements for the period ending May 31, 2001, the shares were distributed to employees based upon the technical performance of the employees.

The following resolutions will be put to the shareholders for a vote:

         "Resolved that grants of shares from the Softcare Employee Share Bonus Trust granted to employees of the Company during the fiscal year ended May 31, 2001 and as disclosed in the notes to the audited financial statements for that year end be ratified, approved and confirmed"

CHANGE OF NAME
--------------

On recommendation of management the Board of Directors has resolved, subject to shareholder and regulatory approvals being received, to change the name of the Company from its present name to Softcare EC Inc. This change has been determined to be in the best interests of the Company in further brand identification marketing efforts initiated last year when the name of the operating subsidiary was amended.

The following special resolution will be put to shareholders for a vote:

         "Resolved, as a special resolution, that the name of the Company be changed from Softcare EC.com, Inc. to Softcare EC Inc., and that paragraph 1 of the Memorandum of the Company be altered to read as follows:

         1.       The name of the Company is Softcare EC Inc."

                                   CERTIFICATE
                                   -----------

THE FOREGOING CONTAINS NO UNTRUE STATEMENTS OF A MATERIAL FACT AND DOES NOT OMIT TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN THE LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE.

IT IS AN OFFENCE UNDER THE ALBERTA SECURITIES ACT, THE ALBERTA SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                 OTHER BUSINESS
                                 --------------

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

                                               ON BEHALF OF THE BOARD



                                               ---------------------------------
                                               MARTYN A. ARMSTRONG
                                               PRESIDENT

[DELETE THIS PAGE AND REPLACE WITH "REPORTING PACKAGE" DEFINED ON PAGE 7 UNDER "APPOINTMENT AND REMUNERATION OF AUDITOR.]

                    -----------------------------------------

                        NOTICE OF ANNUAL GENERAL MEETING
                    -----------------------------------------



Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of SOFTCARE EC.COM Inc. (the "Company") will be held on Friday, October 5, 2001 at the Company's offices, Suite 107 - 980 West 1st Street, North Vancouver, British Columbia, Canada, at the hour of 4:00 p.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended May 31, 2001;

2.       To increase the number of directors from four to five;

3.       To elect directors for the ensuing year;

4. To appoint Ernst & Young LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

5.       To approve, generally, the granting of incentive stock options;

6.       To approve the repricing of existing stock options granted to insiders;

7. To ratify and approve the issuance of shares to employees under the Softcare Employee Share Bonus Trust;

8. To approve, as a special resolution, the change of the Company's name to Softcare EC Inc. and the alteration of the Memorandum of the Company accordingly, in accordance with the text of the resolution set out in the Information Circular; and

9. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and you may amend it, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting.

Take notice that pursuant to section 111 of the British Columbia COMPANY ACT ("Company Act") and section 4(2) of the COMPANY ACT REGULATIONS, there are no qualifications for directors provided by the Company's Articles or by the Company Act other than that the majority of the directors must be persons ordinarily resident in Canada and one director must be ordinarily resident in British Columbia, and no election of a person as a director is valid unless the person consented to act as a director before the election or, if elected at a meeting, the person was present and did not refuse to act as a director. The Company Act provides in ss.114(1) that a person is not qualified to become a director who is: under the age of 18 years; found to be incapable of managing the person's own affairs by reason of mental infirmity; an undischarged bankrupt; unless the court orders otherwise, convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed ceases on a pardon being granted under the CRIMINAL RECORDS ACT (Canada); or a person whose registration in any capacity has been cancelled under the SECURITIES ACT by either the B.C. Securities Commission or the Executive Director, or under the MORTGAGE BROKERS ACT by either the Commercial Appeals Commission or the Registrar of Companies unless the applicable Commission, the Executive Director or the Registrar of Companies, whichever is applicable, otherwise orders or unless five years have elapsed since the cancellation of the registration.

DATED at Vancouver, British Columbia, this 29th day of August 2001.



                                              BY ORDER OF THE BOARD


                                              /s/ Martyn A. Armstrong
                                              ----------------------------------
                                              MARTYN A. ARMSTRONG
                                              PRESIDENT

                      SUPPLEMENTAL MAILING LIST RETURN CARD

                              (National Policy 41)

NOTICE TO SHAREHOLDERS OF SOFTCARE EC.COM INC.

On October 28, 1987, the Canadian Securities Administrators gave approval to National Policy Statement No. 41 - Shareholder Communication (the "Policy") which essentially established a framework for communication between issuers and their registered and non-registered shareholders.

Companies incorporated in British Columbia were formerly required to deliver interim (semi-annual) financial statements only to their registered shareholders. The Policy now exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st, 2nd and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.


================================================================================

TO:      SOFTCARE EC.COM INC. (the "Company")

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company, and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

_____________________________________________
NAME (PLEASE PRINT)


_____________________________________________
ADDRESS


_____________________________________________
CITY/PROVINCE (OR STATE)/POSTAL CODE


_____________________________________________          _________________________
SIGNATURE OF SHAREHOLDER, OR IF SHAREHOLDER IS A       DATED
COMPANY, SIGNATURE OF AUTHORIZED SIGNATORY.


PLEASE COMPLETE AND RETURN THIS DOCUMENT ALONG WITH YOUR PROXY IN THE ATTACHED ENVELOPE OR AS INDICATED below. AS THE SUPPLEMENTAL LIST WILL BE UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED FROM YOU ANNUALLY IN ORDER FOR YOUR NAME TO REMAIN ON THE LIST.


                                     Pacific Corporate Trust Company
                                     10th Floor - 625 Howe Street
                                     Vancouver, British Columbia, Canada V6C 3B8


                                     Tel:   (604) 689-9853
                                     Fax:   (604) 689-8144




August 2001

                                      PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF SOFTCARE EC.COM INC. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON FRIDAY, OCTOBER 5, 2001 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints MARTYN A. ARMSTRONG, the President and a director of the Company, or failing this person, WAYNE D. ZIELKE, Chief Financial Officer and a director of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or _______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE THE COMMON SHARES OF THE COMPANY HELD BY THE UNDERSIGNED AS FOLLOWS:
                                                              For    Against
1.   To increase the number of directors from four to         |_|      |_|
     five.
                                                              For    Withhold
2.   (a) to elect Martyn A. Armstrong as director             |_|      |_|

     (b) to elect Roy Trivett as director                     |_|      |_|

     (c) to elect Wayne D. Zielke as director                 |_|      |_|

     (d) to elect Randall M. Pierson as director              |_|      |_|

     (e) to elect Michael Sherry as director.                 |_|      |_|

--------------------------------------------------------------------------------

                                                              For    Withhold
3.   To appoint Ernst & Young LLP  as the auditor.            |_|       |_|

                                                              For     Against
4.   To authorize the directors to set the auditor's          |_|       |_|
     remuneration.

5.   To approve, generally, the granting of stock             |_|       |_|
     options.

6.   To approve the reduction in exercise price of stock      |_|       |_|
     options granted to insiders of the Company.

7.   To ratify and approve distributions of shares from       |_|       |_|
     the Softcare Employee Share Bonus Trust in 2001.

8.   To approve changing the name of the Company from         |_|       |_|
     its present name to Softcare EC Inc.

9.   To approve the transaction of other business.            |_|       |_|


================================================================================

THE UNDERSIGNED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT THE MEETING.


SIGNATURE: _________________________________________   DATE:____________________
              (PROXY MUST BE SIGNED AND DATED)

NAME: _________________________________________
                     (PLEASE PRINT)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

TO BE USED AT THE MEETING, THIS PROXY MUST BE RECEIVED AT THE OFFICES OF PACIFIC CORPORATE TRUST COMPANY BY MAIL OR BY FAX NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRECEDING THE MEETING OR WITH THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING PRIOR TO ITS COMMENCEMENT. THE MAILING ADDRESS OF PACIFIC CORPORATE TRUST COMPANY IS 10TH FLOOR - 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3B8 AND ITS FAX NUMBER IS (604) 689-8144.
================================================================================

1. IF THE SHAREHOLDER WISHES TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS IN PERSON, please register your attendance with the Company's scrutineers at the Meeting.

2. IF THE SHAREHOLDER'S SECURITIES ARE HELD BY AN INTERMEDIARY (EG. A BROKER) AND THE SHAREHOLDER WISHES TO ATTEND THE MEETING TO VOTE ON THE RESOLUTIONS, please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. IF THE SHAREHOLDER CANNOT ATTEND THE MEETING BUT WISHES TO vote on the resolutions, the shareholder can APPOINT ANOTHER PERSON, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. IF THE SHAREHOLDER CANNOT ATTEND THE MEETING BUT WISHES TO vote on the resolutions and to APPOINT ONE OF THE NOMINEES NAMED BY MANAGEMENT as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

                                             ---                             ---
                                             |                                 |
                                             |                                 |
                                             |                                 |
                                             |                                 |
                                             |                                 |
                                             ---                             ---




                                      -2-